Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 1 to the Registration Statement (Form S-1 No. 333-117730) and related Prospectus of Covanta Holding Corporation for the registration of up to 17,711,491 shares of its common stock and to the incorporation by reference therein of our reports dated March 8, 2006, with respect to the consolidated financial statements and schedules of Covanta Holding Corporation, Covanta Holding Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Covanta Holding Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
MetroPark, New Jersey
March 10, 2006